Exhibit 99.1

Nano Dimension Will Transition its Bio-Printing Activity to a New Subsidiary

The formation of the new subsidiary follows a successful proof of concept

NESS ZIONA, Israel- October 10, 2016 - Nano Dimension Ltd., a leader in the field of 3D Printed Electronics (NASDAQ, TASE: NNDM), announced today that it will form a new subsidiary and will transition its bio-printing activities to the new entity.

Following initial successful bio-printing trials, the new subsidiary will expedite research and development in this field. As previously reported by Nano Dimension, Nano Dimension’s current capital will not be used for the bio-printing activities.

In May Nano Dimension announced a successful proof of concept for 3D printing of bio-ink containing stem cells. The feasibility tests demonstrated the potential to print tissues derived from viable stem cells. The process uses 3D printer inkjet technology developed by Nano Dimension.

Recently several companies have expressed interest in Nano Dimension's bio-printing technology, as a result, the board of directors of the company has approved the transition of this activity to a new entity.

IDTechEx forecasts the market for 3D bio-printing will grow rapidly over the next decade from a market size of $481 million in 2014 to as much as $6 billion in 2024.

About Nano Dimension Ltd.

Nano Dimension, founded in 2012, focuses on development of advanced 3D printed electronics systems and advanced additive manufacturing. Nano Dimension's unique products combine three advanced technologies: 3D inkjet, 3D software and nanomaterials. The company's primary products include the first 3D printer dedicated to printing multi-layer PCBs (printed circuit boards) and advanced nanotechnology-based conductive and dielectric inks.

In addition to the trading of the company's American Depositary Shares on NASDAQ, the company's ordinary shares are also traded on the TASE in Israel. The Bank of New York Mellon serves as the depositary for Nano Dimension.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, we are using forward looking statements in this press release when we discuss the formation of a new subsidiary and the transfer of the company’s bio printing activities to the subsidiary, raising funds to support the activities of the subsidiary, use of the company’s current capital to fund the subsidiary, and market potential for the bio printing industry. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONTACT INVESTOR RELATIONS:

Miri Segal-Scharia

CEO

MS-IR LLC

917-607-8654

msegal@ms-ir.com